Exhibit
99.1
AMBRX BIOPHARMA INC.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

Page
Condensed Consolidated Balance Sheets (Unaudited)	F- 2
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)	F- 3
Condensed Consolidated Statements of Changes in Shareholders’ Equity and of Changes in Redeemable Noncontrolling Interests, Convertible Preferred Shares and Shareholders’ (Deficit) Equity (Unaudited)	F-4
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

AMBRX BIOPHARMA INC.
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
(in thousands of USD, except share and per share data)

	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$65,642	$170,064
Restricted cash	831	842
Marketable debt securities, available-fo r-sale	45,251	—
Accounts receivable, net	1,466	1,239
Prepaid expenses and other current assets	7,816	4,661

Total current assets	121,006	176,806
Marketable debt securities, available-fo r-sale, net of current portion	18,827	—
Property and equipment, net	3,146	2,984
Right-of-use assets, net	11,860	12,737
Intangible assets, net	25,565	35,962
Other long-term assets	466	530

Total assets	$180,870	$229,019

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,696	$5,272
Accrued liabilities	15,585	14,125
Operating lease liabilities, current portion	1,320	915
Deferred revenue, current portion	3,137	4,267

Total current liabilities	25,738	24,579
Operating lease liabilities, net of current portion	11,251	12,212
Deferred tax liabilities	880	880
Deferred revenue, net of current portion	1,109	1,381

Total liabilities	38,978	39,052
Commitments and Contingencies (Note 7)
Shareholders’ Equity:
Ordinary Shares, par value $0.0001 ; 500,000,000 shares authorized at June 30, 2022 and December 31, 2021; 270,328,483 and 270,120,548 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	27	27
Additional paid-in capital	407,993	404,362
Accumulated other comprehensive loss	(1,007)	(790)
Accumulated deficit	(265,121)	(213,632)

Total shareholders’ equity	141,892	189,967

Total liabilities and shareholders’ equity	$180,870	$229,019

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)
(in thousands of USD, except share and per share data)

	For the Six Months Ended June 30,
	2022	2021
Revenues	$2,912	$5,132
Operating expenses:
Research and development	32,766	22,079
Impairment of intangible assets	9,660	—
General and administrative	9,393	8,355

Total operating expenses	51,819	30,434

Loss from operations	(48,907)	(25,302)
Other expense, net:
Investment income, net	223	—
Interest expense, net	(965)	—
Other expense, net	(124)	(13)
Change in fair value of redeemable noncontrolling interests	—	(3,903)

Total other expense, net	(866)	(3,916)

Loss before provision for income taxes	(49,773)	(29,218)
Provision for income taxes	(1,716)	(1)

Net loss	(51,489)	(29,219)
Less: net loss attributable to the redeemable noncontrolling interests	—	209

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(51,489)	$(29,010)

Net loss per share attributable to Ambrx Biopharma Inc. ordinary shareholders—basic and diluted	$(0.19)	$(1.63)

Weighted-average ordinary shares used to compute net loss per share attributable to ordinary shareholders basic and diluted	270,142,269	17,748,713

Other comprehensive loss, net of tax:
Net loss	$(51,489)	$(29,219)
Foreign currency translation adjustment	—	(18)

Comprehensive loss	(51,489)	(29,237)
Add: Unrealized loss on marketable debt securities, available-for-sale	(217)	—
Less: Comprehensive loss attributable to the redeemable noncontrolling interests	—	208

Comprehensive loss attributable to Ambrx Biopharma Inc.	$(51,706)	$(29,029)

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of USD, except share data)

	Ordinary Shares	Par Value	Additional Paid-in-Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance as of January 1, 2022	270,120,548	$27	$404,362	$(790)	$(213,632)	$189,967
Share-based compensation	—	—	3,529	—	—	3,529
Issuance of ordinary shares for cash	207,935	—	102	—	—	102
Unrealized loss on marketable debt securities, available-for-sale	—	—	—	(217)	—	(217)
Net loss	—	—	—	—	(51,489)	(51,489)

Balance as of June 30, 2022	270,328,483	$27	$407,993	$(1,007)	$(265,121)	$141,892

See accompanying notes to the consolidated financial statements.
AMBRX BIOPHARMA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY (Unaudited)
(in thousands of USD, except share data)

		Series A Preferred Shares		Series B Preferred Shares				Additional Paid-in-Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Redeemable Noncontrolling Interests	Shares	Amount	Shares	Amount	Ordinary Shares	Par Value
Balance as of January 1, 2021	$1,287	135,936,550	$157,689	57,575,008	$95,342	170,000	$—	$6,805	$(686)	$(145,553)	$(139,434)
Stock-based compensation	—	—	—	—	—	—	—	8,962	—	—	8,962
Conversion of preferred stock into ordinary shares upon closing of initial public offering	—	(135,936,550)	(157,689)	(57,575,008)	(95,342)	193,511,558	19	253,012	—	—	253,031
Issuance of ordinary shares and overallotment option in an initial public offering for cash	—	—	—	—	—	49,000,000	5	113,149	—	—	113,154
Issuance of ordinary shares for cash	—	—	—	—	—	2,004,879	—	2,097	—	—	2,097
Accretion of redeemable noncontrolling interests to fair value	42,324	—	—	—	—	—	—	(42,324)	—	—	(42,324)
Settlement of redeemable noncontrolling interests	—	—	—	—	—	—	—	85	(85)	—	—
Reclassify NCI to current liability	(43,403)	—	—	—	—	—	—	—	—	—	—
Reclassify freestanding forward sale contract upon settlement of redeemable noncontrolling interests	—	—	—	—	—	—	—	26,340	—	—	26,340
Foreign currency translation adjustments	1	—	—	—	—	—	—	—	(19)	—	(19)
Net loss	(209)	—	—	—	—	—	—	—	—	(29,010)	(29,010)

Balance as of June 30, 2021	$—	—	$—	—	$—	244,686,437	$24	$368,126	$(790)	$(174,563)	$192,797

See accompanying notes to the consolidated financial statements.

AMBRX BIOPHARMA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
(in thousands of USD)

	For the Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(51,489)	$(29,219)
Noncash adjustments reconciling net loss to operating cash flows:
Depreciation and amortization	365	240
Amortization of intangible assets	737	741
Accretion/amortization of investment securities, net	(57)	—
Loss on disposal of property and equipment	6	—
Impairment loss on intangible assets	9,660	—
Change in fair value of redeemable noncontrolling interests	—	3,903
Nonc a sh lease expense	1,123	739
Share-based compensation expense	3,529	8,962
Changes in operating assets and liabilities:
Accounts receivable, net	(227)	(318)
Prepaid and other assets	(877)	(2,653)
Accounts payable	861	655
Accrued liabilities	(1,621)	4,285
Deferred revenue	(1,402)	(3,660)
Operating lease liabilities	(803)	(869)

Net cash used in operating activities	(40,195)	(17,194)
Cash flows from investing activities:
Purchases of marketable debt securities, available-for-sale	(63,301)	—
Purchases of property and equipment	(903)	(337)
Acquisition of intangible assets	—	(1,250)

Net cash used in investing activities	(64,204)	(1,587)
Cash flows from financing activities:
Proceeds from short-term bridge loan	166,000	—
Repayment of short-term bridge loan	(166,000)	—
Proceeds from issuance of ordinary shares for cash	102	116,793
Payments to acquire the Shanghai noncontrolling interests	—	(20,966)
Payments of costs for the issuance of Series B Preferred shares	—	(339)
Payments of costs for the issuance of ordinary shares	(136)	—

Net cash (used in) provided by financing activities	(34)	95,488
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	47

Net (decrease) increase in cash, cash equivalents and restricted cash	(104,433)	76,754
Cash, cash equivalents and restricted cash, beginning of period	170,906	91,278

Cash, cash equivalents and restricted cash, end of period	$66,473	$168,032

Supplemental information:
Cash paid for interest	963	$—

Cash paid for income taxes	$2	$1

Noncash investing and financing activities:
Unsettled trade of marketable debt securities, available-for-sale	989	—

Deferred initial public offering costs in accounts payable and accrued liabilities	—	1,542
Conversion of convertible preferred shares into ordinary shares	—	253,031
Accretion of redeemable noncontrolling interests to fair value	—	42,324
Reclassification of redeemable noncontrolling interest from temporary equity to current liabilities	—	43,403
Reclassification of accumulated other comprehensive loss upon settlement of redeemable noncontrolling interests	—	85

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Description of Business and Basis of Presentation
Description of Business
Ambrx Biopharma Inc. (Ambrx or the Company) is a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics using its proprietary expanded genetic code technology platform that allows it to incorporate, in a site-specific manner, synthetic amino acids that do not exist in nature, into proteins within living cells.
Ambrx commenced its operations in the United States in January 2003 when Ambrx Inc. (Ambrx US), was incorporated in Delaware. In May 2015, Ambrx incorporated under the laws of the Cayman Islands and has become the ultimate holding company (Ambrx Cayman) through a series of transactions. As of the date of these condensed consolidated financial statements, the Company owned 100% of Shanghai Ambrx Biomedical Co., Ltd. (Ambrx Shanghai) (see
Reorganization
discussion below) and Biolaxy Pharmaceutical Hong Kong Limited, a company incorporated in Hong Kong (Ambrx HK). Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx Australia Pty Limited, a company incorporated in Australia. Ambrx US is based in San Diego, California.
Prior to Ambrx Shanghai becoming a wholly owned subsidiary (see
Reorganization
discussion below), the Company had recognized redeemable noncontrolling interests in its condensed consolidated financial statements for the 11% it did not directly own. As of June 30, 2021, the Company no longer recognizes redeemable noncontrolling interests in its condensed consolidated financial statements.
Reorganization
During the second quarter of 2021, the Company completed a reorganization of its corporate structure (the Reorganization). The Reorganization primarily related to the Company’s redeemable noncontrolling interests (RNCI), which represented the approximately 11% equity interest in the Company’s subsidiary, Ambrx Shanghai, that was not attributable, either directly or indirectly, to the Company, and was recognized separately from the Company’s controlling interest within its condensed consolidated financial statements.
In April 2021, the Company purchased all outstanding shares of Ambrx HK from Ambrx Shanghai for an aggregate purchase price of $190.0 million, through the issuance of a promissory note to Ambrx Shanghai by Ambrx for the purchase price. As a result of these common control transactions, Ambrx Shanghai and Ambrx HK both became wholly owned subsidiaries of Ambrx in April 2021. This promissory note was settled in the first quarter of 2022, through the payment of
$24.0 million in cash by Ambrx to Ambrx Shanghai and a capital reduction in Ambrx Shanghai of $166.0 million (the Capital Reduction). To effect the
C
apital
R
eduction in Ambrx Shanghai and to comply with regulatory requirements in the People’s Republic of China, the Company borrowed $166.0 million in the form of a short-term bridge loan from a financial institution incurring approximately
 $1.0 million in fees and interest and repaid the loan with the proceeds from the Capital Reduction.
In connection with the Reorganization, the Company and the approximately 11% minority shareholders of Ambrx Shanghai (the Shanghai Shareholders) signed the Reorganization agreements dated March 23, 2021; as amended in April 2021. During the second quarter of 2021, in accordance with the Reorganization agreements, the Company (a) paid the Shanghai Shareholders an aggregate of approximately $21.0 million for the purchase of the
RNCI, and (b) sold to certain of the Shanghai Shareholders an aggregate of 2,004,879 ordinary shares for aggregate gross proceeds of approximately $2.1 million.
Prior to the execution of the Reorganization agreements, the Company’s RNCI was classified outside of permanent equity because, upon certain contingent events that were not solely within the Company’s control, it may have been required to purchase the RNCI. Through December 31, 2020, the Company did not adjust the carrying value of the RNCI to its redemption value since a certain contingent event was not probable of occurrence. Through March 31, 2021 revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the condensed consolidated financial statements at the consolidated amounts, which included the amounts attributable to both the controlling and redeemable noncontrolling interests.
Upon execution of the Reorganization agreements, the Company’s RNCI became mandatorily redeemable as the Company became contractually obligated to purchase the RNCI. Therefore, the Company reclassified the RNCI from outside of permanent equity to a current liability upon which the RNCI was no longer subject to allocation of losses or other comprehensive losses. The Company identified two forward contracts embedded within the RNCI (the Forward Contracts). The first forward contract is the forward purchase contract for the Company to purchase all the RNCI from the Shanghai Shareholders for a fixed price of $36.7 million (the Forward Purchase Contract), and the second forward contract is the forward sale contract for the Company to sell a fixed number of ordinary shares to the Shanghai Shareholders for a fixed price of $36.0 million (the Forward Sale Contract).

The Forward Contracts were determined to be embedded in the RNCI (the Combined RNCI). Upon the execution of the Reorganization agreements, the Combined RNCI was reclassified from temporary equity to a current liability at fair value of $43.4 million in the Company’s condensed consolidated balance sheets. The initial fair value of the Combined RNCI was determined using level three inputs including equity value of the Company determined using combinations of income and market approaches and estimated expiration term. Subsequent changes in fair value of the Combined RNCI were recorded as a component of other expense, net, in the condensed consolidated statements of operations and comprehensive loss until the liability was fully settled in June 2021.
In April 2021, the Company and the Shanghai Shareholders amended the Reorganization agreements to reduce the purchase price of both the Forward Purchase Contract and the Forward Sale Contract by $15.7 million (the Amendment). The Amendment resulted in a $0.3 million decrease in the fair value of the Combined RNCI liability.
During the six months ended June 30, 2021, the Company recorded a $3.9 million loss in changes in fair value associated with the Combined RNCI. Upon the $21.0 million cash settlement of the RNCI during the second quarter of 2021, the Forward Sale Contract was determined to meet the scope exception in ASC
815-10
–
Derivatives and Hedging
for equity classification and was determined to be an equity classified freestanding financial instrument in accordance with ASC 480 –
Distinguishing Liabilities from Equity
. Accordingly, the Company reclassified the fair value associated with the Forward Sale Contract of $26.3 million to additional paid-in-capital
in the condensed consolidated balance sheets.
Initial Public Offering
In June 2021, the Company completed its initial public offering (the IPO) of 7,000,000 American depository shares (ADS) at an offering price of $18.00 per ADS. Each ADS represents seven ordinary shares. Proceeds from the IPO were approximately $113.2 million, net of underwriting discounts and commissions of $8.8 million and offering-related transaction costs, including direct legal, accounting and other professional fees incurred of approximately $4.0 million. In connection with the IPO, the Company’s outstanding convertible preferred shares were automatically converted into 193,511,558 ordinary shares and were reclassified into permanent shareholders’ equity. Following the IPO, there were no convertible preferred shares outstanding. Prior to June 30, 2021, the underwriters had an option to purchase an additional 892,831 ADS at the initial offering price of $18.00 per share.
In July 2021, the underwriters exercised their overallotment option to purchase 892,831 ADS at the initial offering price of $18.00 for net proceeds to the Company of $14.9 million after underwriters’ discounts.
Basis of Presentation and Principles of Consolidation
The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company’s operating currency is the U.S. Dollar. Prior to June 30, 2021, in general, the functional currency of the Company’s subsidiaries was the U.S. Dollar; however, for Ambrx Shanghai the functional currency was the local currency. Consequently, through June 30, 2021, assets and liabilities for Ambrx Shanghai were translated into U.S. Dollars, and the effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive loss within the Company’s consolidated statements of changes in redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit). Effective July 1, 2021, the functional currency for all the Company’s subsidiaries is the USD. As such, the Company no longer recognizes translation adjustments as a component of accumulated other comprehensive loss, rather all adjustments are recorded in other expense, net, in the consolidated statements of operations and comprehensive loss.
Unaudited Interim Financial Information
The accompanying interim condensed consolidated financial statements are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and following the requirements of the United States Securities and Exchange Commission (the SEC) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position, its results of operations, equity activities and its cash flows for the periods presented. These statements do not include all disclosures required by GAAP and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2021, contained in the Company’s Annual Report on Form
20-F
filed by the Company with the SEC on April 26, 2022 (the Annual Report). The results for the six months ended June 30, 2022, are not necessarily indicative of the results expected for the full fiscal year or any other future interim or annual period.

Liquidity and Capital Resources
The Company has incurred net operating losses and negative cash flows from operations since its incorporation in 2015 and had an accumulated deficit of $265.1 million as of June 30, 2022. As of June 30, 2022, the Company had cash, cash equivalents and marketable debt securities, available-for-sale
 of $129.7 million, of which $18.8 million are
non-current
marketable debt securities,
available-for-sale.
Management believes its existing financial resources are sufficient to continue operating activities for at least 12 months past the issuance date of these financial statements. Future capital requirements will depend on many factors, including the timing and extent of spending on research and development activities and the market acceptance of the Company’s products, if approved.
Until such time the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. The Company may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If the Company is unable to raise capital or enter into such agreements as and when needed, the Company may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise choose. The Company’s ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing
COVID-19
pandemic and Delta variant or otherwise.

2.	Summary of Significant Accounting Policies
There have been no material changes to the Company’s significant accounting policies from those described in the Notes to the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020 contained in the Annual Report.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and the notes thereto. Accounting estimates affecting amounts reported or disclosed in the condensed consolidated financial statements include, but are not limited to: fair value measurements, the discount rate used in estimating the present value of the right-of-use
(ROU) assets and lease liabilities, the useful lives of property and equipment and intangible assets, the recoverability of long- lived assets, clinical trial accruals, periods over which revenue should be recognized, estimates of transaction price and assumptions used in estimating the fair value of share-based compensation expense. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances and adjusts when facts and circumstances dictate. The estimates are the basis for making judgments about the carrying values of assets and liabilities and to record expenses that are not readily apparent from other sources. As future events and their effects cannot be determined with precision, actual results may materially differ from those estimates or assumptions.
Risk and Uncertainties
Since December 2019,
COVID-19,
a novel strain of coronavirus has become a global pandemic. The virus continues to spread globally, has been declared a pandemic by the World Health Organization and has spread to over 100 countries, including the United States. The impact of this pandemic has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.
The full extent to which the
COVID-19
pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning
COVID-19
and the actions taken to contain or treat
COVID-19,
as well as the economic impact on local, regional, national and international markets.
Concentrations of Credit Risk
During the six months ended June 30, 2022, revenues from the Company’s top customer represented 85.3%
of total revenues. During the six months ended June 30, 2021, revenues from the Company’s top three customers represented
 40.6%, 30.0% and 28.0% of total revenues, respectively.
As of June 30, 2022, billed accounts receivable for two customers represented 53.2% and 43.4% of total billed receivables, respectively. As of December 31, 2021, billed accounts receivable for two customers represented 74.6% and 21.3% of total billed receivables, respectively.

Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of readily available cash in checking accounts, money market funds and marketable debt securities, available-for-sale
(MDS), with original maturities less than three months. The following table provides a reconciliation of cash, cash equivalents and restricted cash, reported within the condensed consolidated statements of cash flows for the periods presented (in thousands):

	June 30,
	2022	2021

Cash and cash equivalents	$65,642	$167,201
Restricted cash	831	831

Total cash, cash equivalents, and restricted cash presented in the condensed consolidated statements of cash flows	$66,473	$168,032

Marketable Debt Securities,
Available-for-Sale
The Company’s MDS portfolio is primarily comprised of money market funds and marketable securities, including commercial paper, U.S. government securities, debt securities of U.S. financial institutions, corporate debt, and asset backed securities. The objective of the Company’s cash management and investment policy is to preserve capital and maintain liquidity, with acceptable levels of risk. The investment policy limits interest-bearing security investments to certain types of debt and money market instruments issued by institutions with investment grade credit ratings, and it places restrictions on maturities and concentrations by asset class and issuer.
The Company invests its excess cash in MDS which are classified as available-for-sale,
which are reported at fair value at each balance sheet date and includes any unrealized holding gains or losses (adjustments to fair value) in accumulated other comprehensive loss, a component of shareholder’s equity. Realized gains and losses are determined using the specific identification method, and are included in other expense, net in the consolidated statements of operations and comprehensive loss. MDS with maturities greater than 90 days and less than 12 months are classified as current in the consolidated balance sheets. MDS with maturities greater than 12 months for which the Company has the intent and ability to hold the investment for greater than 12 months are classified as Marketable debt securities, available-for-sale,
net of current portion in the consolidated balance sheets. Amortization and accretion associated with premiums and discounts incurred at the time of purchase are recognized in investment income, net, in the consolidated statement of operations and comprehensive loss. Dividends and interest income earned on the MDS are also recognized in investment income, net, in the consolidated statement of operations and comprehensive loss.
Marketable Debt Securities are evaluated for impairment at the end of each reporting period. Impairment is evaluated considering numerous factors, and the relative significance varies depending on the situation. Factors considered include whether a decline in fair value below the amortized cost basis is due to credit-related factors or non-credit
related factors, the financial condition and near term prospects of the issuer, and the Company’s intent and ability to hold the investment to allow for an anticipated recovery in fair value. A credit-related impairment is recognized as an allowance in the consolidated balance sheets with a corresponding adjustment to other expense, net in the consolidated statements of operations and comprehensive loss. Any non-credit
related impairment is recognized in other comprehensive loss, net of applicable taxes, a component of shareholders’ equity.
Intangible Assets, Net
The Company records its intangible assets based on their fair values at the date of acquisition. The Company’s finite lived intangible assets related to acquired technologies ha ve
estimated remaining useful lives between three and
one-half
years to 12.5 years as of June 30, 2022 and four to 13 years as of December 31, 2021. Amortization expense for the Company’s finite lived intangible assets is charged to research and development expense in the consolidated statements of operations and comprehensive loss on a straight-line basis over the assets’ estimated useful lives.
Impairment losses on finite-lived intangible assets are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. The Company did not recognize any impairment losses related to their finite lived intangible assets during the six months ended June 30, 2021.
On February 3, 2022, the Company received a Notice of Termination of Collaboration and License agreement (Relaxin) between Bristol Myers Squibb Company (BMS) and the Company (the Relaxin Agreement) from BMS (BMS’ Termination Notice) to be effective three months from receipt of the notification. Due to BMS’ Termination Notice and the Company’s determination that the asset had no alternative future use, the Company concluded the net carrying value of the BMS IA was greater than the estimated fair value and therefore recorded an impairment charge of approximately
$2.5 million during the first quarter of 2022.
In the second quarter of 2022, the Company received verbal notification from BMS of its intent to terminate the Collaboration and License agreement
(FGF-21)
between BMS and the Company (the
FGF-21
Agreement), which was followed by a formal notification on July 18, 2022 to be effective three months from receipt of
the formal notification date. As of June 30, 2022, management determined that the BMS
FGF-21
IA asset had no alternative future use and concluded the net carrying value the BMS
FGF-21
IA was greater than the estimated fair value and therefore recorded an impairment charge of approximately $7.2 million during the second quarter of 2022.

The Company’s intangible assets also include acquired
in-process
research and development (IPR&D) from a business combination, which is recognized as an indefinite lived intangible asset until completion or abandonment of the related R&D activities. When the related R&D is completed, the IPR&D intangible asset is reclassified as a finite-lived intangible asset and amortized over the remaining useful life. The Company’s acquired IPR&D is tested for impairment annually or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. The Company did not recognize any impairment losses related to its
infinite lived intangible assets during the
six-month
periods ended June 30, 2022 and 2021.
Noncontrolling Interests
Through March 31, 2021, revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the condensed consolidated financial statements at the consolidated amounts, which included the amounts attributable to both the controlling and redeemable noncontrolling interests. Prior to March 2021, the Company’s noncontrolling interest was redeemable and classified outside of permanent equity because upon certain contingent events not being solely within the Company’s control and it may be required to purchase the redeemable noncontrolling shareholders’ interests (RNCI). In March 2021, upon execution of the Reorganization documents, the Company’s noncontrolling interests became mandatorily redeemable with embedded derivatives and were therefore reclassified from outside of permanent equity to a current liability until settlement at which time the RNCI was no longer subject to allocation of losses or other comprehensive loss.
Net Loss Per Share Attributable to Ambrx Biopharma Inc Ordinary Shareholders
Prior to the completion of the IPO, the Company followed the two-class
method when computing net loss per share attributable to Ambrx shareholders as the Company had issued Series A and Series B convertible preferred shares (Preferred Shares), which met the definition of participating securities. The Company’s Preferred Shares entitled the holders to participate in dividends, when and if declared, but did not require the holders to participate in losses of the Company. Accordingly, if the Company reported a net loss attributable to holders of the Company’s ordinary shares, net losses were not allocated to holders of the Preferred Shares. Upon closing of the Company’s IPO, all Series A and Series B convertible preferred shares converted into ordinary shares of the Company on a one-for-one
basis. See the
Initial Public Offering
discussion within Note 1 –
Description of Business and Basis of Presentation
.
Basic net loss per ordinary share is calculated by dividing the net loss attributable to ordinary Ambrx shareholders by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-
converted methods. For purposes of the diluted net loss per share calculation, potentially dilutive securities are excluded from the calculation of diluted net loss per share because their effect was anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented.
Potentially dilutive securities excluded from the calculation of diluted net loss per share included options to purchase 39,829,831 and 31,496,847 ordinary shares for the six months ended June 30, 2022 and 2021, respectively.
Recent Accounting Pronouncements
Recently Issued
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standards setting bodies that are adopted as of the specified effective date. The Company believes the impact of recently issued standards and any not yet effective will not have a material impact on its consolidated financial statements upon adoption.

3.	Marketable Debt Securities, Available-for-Sale
As of June 30, 2022,
available-for-sale
securities, excluding $34.4 million classified as cash and cash equivalents, as detailed in Note 6 –
Fair Value Measurements
, are as follows (in thousands):

		Gross Unrealized
	Amortized Costs	Gains	Losses (1)	Fair Value
Due greater than 90 days and less than one year:
Certificates of deposit	$5,995	$—	$(16)	$5,979
Commercial paper	29,730	—	(66)	29,664
Corporate bonds	645	—	—	645
U.S. government securities	8,990	—	(27)	8,963

Total Marketable debt securities, available-for-sale	$45,360	$—	$(109)	$45,251

Due one to three years:
Asset backed securities	$2,791	$—	$(12)	$2,779
Corporate bonds	6,766	—	(62)	6,704
Non-U.S. government securities	423	—	(2)	421
U.S. government securities	8,951	4	(32)	8,923

Total Marketable debt securities, available-for-sale, net of current portion	$18,931	$4	$(108)	$18,827

(1)	Represents 33 securities in an unrealized loss position as of June 30, 2022.

As of December 31, 2021, the Company did not hold any Marketable Debt Securities. As of June 30, 2022, the weighted-average remaining contractual life of the Company’s available for sale securities was approximately one year. During the six months ended June 30, 2022, the Company did not recognize any realized gains or losses from available-for-sale
securities.
The Company evaluated its securities for impairment and concluded that the decline in value was primarily caused by current economic and market conditions. The Company does not intend to sell its MDS and it is not more likely-than-not
the Company will be required to sell the MDS before recovery of their amortized cost basis. Therefore, during the six month-ended June 30, 2022, no impairment was recognized in the consolidated statements of operations and comprehensive loss.

4.	Balance Sheets Details
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Prepaid R&D costs	$3,489	$2,467
Prepaid insurance and service contracts	2,570	1,860
Tax receivable	771	104
Other	986	230

Total	$7,816	$4,661

Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Laboratory equipment	$7,363	$6,851
Computers, software and office equipment	512	489
Leasehold improvements	379	384
Office furniture and fixtures	123	126

	8,377	7,850
Accumulated depreciation and amortization	(5,231)	(4,866)

Total	$3,146	$2,984

Depreciation and amortization expense for property and equipment is disclosed on the condensed consolidated statements of cash flows.
Accrued Liabilities
Accrued liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Accrued R&D costs (1)	$6,261	$9,043
Accrued compensation	3,119	3,664
Accrued D&O fees	2,165	—
Accrued audit, tax and filing fees	2,156	556
Accrued other	1,884	862

Total	$15,585	$14,125

(1)	Includes $472 and $250 of accrued R&D costs due to related parties as of June 30, 2022 and December 31, 2021, respectively.

Paycheck Protection Program
In connection with the CARES Act, the Company has deferred approximately $0.3 million in employer related payroll taxes, of which approximately 52% was paid during 2021, the remaining 48% is expected to be paid in 2022. As of June 30, 2022 and December 31, 2021, deferred taxes under the CARES Act are classified in accrued liabilities in the consolidated balance sheets.

5.	Intangible Assets, Net
The following table summarizes the Company’s intangible assets, net as of June 30, 2022 (in thousands, except years):

	Weighted- Average Remaining Contractual Life (in Years)	Gross Carrying Amount	Additions	Impairment (1)	Accumulated Amortization	Intangible Assets, net
Acquired technologies	9.2	$24,330	$—	$(9,660)	$(10,045)	$4,625
IPR&D		20,940	—	—	—	20,940

Total		$45,270	$—	$(9,660)	$(10,045)	$25,565

(1)
Includes the impairment of the BMS IA and BMS
FGF-21
IA, as more fully described within the
Intangible Assets, Net subsection of
Note 2 –
Summary of Significant Accounting Policies.
The BMS IA and BMS
FGF-21
IA impairments are presented in the consolidated statements of operations and comprehensive loss as impairment of intangible assets within operating activities.

The following table summarizes the Company’s intangible assets, net as of December 31, 2021 (in thousands, except years):

	Weighted- Average Remaining Contractual Life (in Years)	Gross Carrying Amount	Additions	Impairment (1)	Accumulated Amortization	Intangible Assets, net
Acquired technologies	9.7	$23,870	$1,250	$(513)	$(9,585)	$15,022
IPR&D		20,940	—	—	—	20,940

Total		$44,810	$1,250	$(513)	$(9,585)	$35,962

(1)
Includes the impairment of $0.5 million of an acquired technology intangible asset for which the fair value was less than the carrying amount. The impairment was included in research and development expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021.

While the Company’s current and historical operating losses and negative cash flows are possible indicators of impairment, management believes future cash flows to be generated by its remaining long-lived assets support the carrying value.
Amortization expense for intangible assets is disclosed in the condensed consolidated statements of cash flows.

6.	Fair Value Measurements
In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants, and prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

Level 1 :	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2 :
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or
other inputs that are observable or can be corroborated by observable market data.

Level 3 :	Inputs which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

As of December 31, 2021, the Company had $162.6 million, in cash equivalents (Level 1) which consisted of money market funds. With respect to valuation methodologies, the Company uses the following methods and assumptions to estimate the fair value of its financial assets:

Cash equivalents	The carrying value included in the cash and cash equivalents balance on the consolidated balance sheets is fair value.
Marketable debt securities, including those classified as cash equivalents
The fair value of debt securities classified as Level 1 and Level 2 in the fair value hierarchy are measured using various index providers, broker dealers or pricing service vendors, depending on the type of securities, asset class and availability of vendor pricing.

As of both June 30, 2022 and December 31, 2021 the Company had no liabilities measured at fair value on a recurring basis.
Financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2022, are summarized below (in thousands):

	Total	Level 1	Level 2	Level 3
Cash equivalents:
Commercial paper	$19,598	$—	$19,598	$—
Money market funds	13,760	13,760	—	—
U.S. government securities	998	—	998	—

Total cash equivalents	$34,356	13,760	$20,596	$—

Marketable debt securities, available-for-sale:
Certificates of deposit	$5,979	$—	$5,979	$—
Commercial paper	29,664	—	29,664	—
Corporate bonds	645	—	645	—
U.S. government securities	8,963	—	8,963	—

Total Marketable debt securities, available-for-sale	$45,251	$—	$45,251	$—

Marketable debt securities, available-for-sale, net of current portion:
Asset backed securities	$2,779	$—	$2,779	$—
Corporate bonds	6,704	—	6,704	—
Non-U.S. government securities	421	—	421	—
U.S. government securities	8,923	—	8,923	—

Total Marketable debt securities, available-for-sale, net of current portion	$18,827	$—	$18,827	$—

There were no transfers in or out of Level 3 during the reporting period.

7.	Commitments and Contingencies
Intellectual Property Licenses
Lonza
On December 11, 2019, the Company entered into a commercial license agreement with Lonza Sales AG (Lonza) for a fully paid-up
license to use Lonza’s GS System with the Company’s
non-natural
amino acid technology (the 2019 Agreement). This agreement replaces the prior agreements the Company entered into with Lonza for the GS system in 2009 and 2015. The 2019 Agreement, as amended, includes an option to evaluate and sublicense Lonza’s piggyBac Expression Technology Patent Rights with the Company’s technology. Under the 2019 Agreement, the Company paid a license fee of approximately 2.0 million Swiss Francs (or approximately $2.1 million) for the fully paid up license to the GS System and had an option to a license to Lonza’s piggyBac technology with the Company’s non-natural
amino acid technology. The Company notified Lonza effective July 1, 2022, it will not exercise the option and will no longer pursue further development efforts related to the piggyBac technology.

The Scripps Research Institute (TSRI)
In August 2003, the Company entered into a license agreement, with TSRI for the development and commercialization and right to sublicense products using TSRI materials and technology (the TSRI Agreement). Under the TSRI Agreement, the Company is obligated to pay royalties in the low single-digits based on the amount of annual sales for licensed products and sublicensing royalties of licensed products in the low single-digits on annual sublicensing revenues, if any. During the six months ended June 30, 2022, the Company’s payments to TSRI were de minimus
. During the six months ended June 30, 2021, the Company paid approximately $1.5 million.
Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company as of June 30, 2022 which will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.
Indemnification
In accordance with the Company’s amended and restated memorandum and articles of association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. There have been no claims to date, and the Company has a directors and officers liability insurance policy that may enable it to recover a portion of any amounts paid for future claims.

8.	Leases
In March 2005, the Company executed a lease for approximately 36,000 square feet. Effective December 1, 2021, the Company exercised its option to extend its existing facility lease for an additional five years (the Lease Amendment) through November 30, 2027. Upon delivery of the Company’s notice to exercise the right to extend the term option in the lease, the Company reassessed its facility lease. In December 2021, upon determination of the lease payments, the Company again reassessed facility lease. The reassessments of the Lease Amendment was determined to qualify as a change of accounting for the existing lease rather than a separate contract. As such, the ROU assets and operating lease liabilities were remeasured using an incremental borrowing rate as of the reassessment date. The Company determined there was no difference between the remeasured ROU asset and the operating lease liabilities and therefore no gain or loss was recognized and no impairment of the ROU asset occurred. During the fourth quarter of 2021, the Company recorded an increase in the ROU assets and lease liabilities of $11.5 million. The Company no longer has a right to extend the lease term.
The components of lease expense are as follows (in thousands):

	Six Months Ended June 30,
	2022	2021
Operating lease expenses R&D
Operating lease costs	$1,113	$622
Variable lease costs (1)	451	503
Operating lease expenses G&A
Operating lease costs	250	117
Variable lease costs (1)	101	95

Total operating lease expense	$1,915	$1,337

(1)	Includes short-term lease costs which are immaterial.

9.	Convertible Preferred Shares and Ordinary Shares
Convertible Preferred Shares
In November 2020, the Company completed a private financing involving the sale by the Company of $100.0 million of newly issued Series B preferred shares and the sale by the Company’s then majority shareholder, of $100.0 million of its existing shares to an existing investor and new investors (the Series B Financing). In conjunction with the Series B Financing, all previously outstanding ordinary shares (135,936,550), excluding 170,000 shares issued through the Company’s 2016 Equity incentive Plan, were redesignated on a one-for-one
basis into Series A preferred shares. Concurrent with the closing of the Company’s IPO, the Preferred Shares were automatically converted into 193,511,558 ordinary shares.
Ordinary Shares
As described in Note 1 –
Description of Business and Basis of Presentation,
the Company completed an IPO of 7,000,000 ADS shares (49,000,000 ordinary shares). Each ADS represents seven ordinary shares.

Amended and Restated Memorandum of Association
Concurrent with the closing of the IPO, the Company amended and restated its memorandum of association which authorizes the issuance of 500,000,000 ordinary shares and 100,000,000 of such class or classes (however designated) of shares as the Company’s board of directors may determine (the Undesignated Shares). As of June 30, 2022, the Company has no issued or outstanding Undesignated Shares.

10.	Revenue
During the six months ended June 30, 2022 and 2021, the Company recognized revenue over time under each of its research and development agreements (R&D Agreements) as its performance obligations were satisfied. Variable consideration, such as development and regulatory milestones previously constrained is recognized to the extent a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Revenue recognized for the six months ended June 30, 2022 and 2021, was earned under the Company’s R&D Agreements and is summarized below based on the nature of payment type (in thousands):

Timing of Transfer of Goods or Services	License Fees	Reimbursements	R&D Services	Total
Over time
2022	$1,447	$168	$1,297	$2,912
2021	$3.390	$733	$1,009	$5,132
Remaining Performance Obligations and Deferred Revenue
As of June 30, 2022 and December 31, 2021, unsatisfied remaining performance obligations for minimum full-time equivalent (FTE) services expected to be provided over the next nine months and ten months to two years, respectively, under the Company’s R&D Agreements totaled $0.6 million and $1.2 million, respectively.
In addition, as of June 30, 2022 and December 31, 2021, the Company had deferred revenue of $4.2 million and $5.7 million, respectively, related to its remaining performance obligations to be satisfied over the next approximately eight months to three and one-half
years and one to four years, respectively, which were primarily related to (i) the combined performance obligation for the transfer of Company’s license and R&D services and (ii) conducting R&D activities which are a separate performance obligation in our contracts pursuant to research plans under the agreements.
R&D Agreements
Zhejiang Medicine Co. Ltd. (ZMC)
In June 2013, the Company entered into a
co-development
and license agreement with Zhejiang Medicine Co. Ltd. to develop and commercialize ARX788, (the ZMC Agreement). In March 2019, the ZMC Agreement was transferred to NovoCodex Biopharmaceutical Ltd (NovoCodex), a subsidiary of ZMC. Under the ZMC Agreement, both companies will continue the development of ARX788. ZMC is responsible, at its sole expense, for making commercially reasonable efforts to develop, obtain regulatory approval for and commercialize the licensed products in China and fund the development of the product in Australia or other jurisdictions approved by a joint steering committee through Phase 1 clinical trials. ZMC will receive commercial rights in China while Ambrx retains commercial rights outside of China and will receive low double-digit tiered royalties on sales of the product in China.
Under the terms of the ZMC Agreement, as amended, ZMC received an exclusive right and license for the prevention, and treatment of human diseases and conditions associated with αHer2 with the right to grant sublicenses under Ambrx existing patents and know how. Under the agreement the Company is entitled to receive tiered royalties based on aggregate net sales of ARX788 in the People’s Republic of China (PRC). In addition, the Company is obligated to pay ZMC a percentage range of any sublicensing profit that it may receive outside the PRC, or a percentage range on any net sales the Company may receive from sales of ARX788 outside the PRC.
BeiGene Ltd. (BeiGene)
In March 2019, the Company entered into a collaboration and exclusive license agreement with BeiGene for the development and commercialization of next-generation biologics drugs (the BeiGene Agreement) and received an upfront license payment to fund the initial discovery and research activities of $10.0 million. Under the terms of the BeiGene Agreement, BeiGene will have worldwide rights to develop and commercialize any drug products resulting from the collaboration. BeiGene may terminate the BeiGene Agreement upon three months’ written notice. The Company or BeiGene may terminate the BeiGene Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BeiGene Agreement for cause due to BeiGene’s failure to use commercially reasonable efforts in the development and commercialization of products.

The Company is eligible to receive payments for R&D services performed by its employees based on the annual rate per FTE defined in the agreement, for a minimum of two and up to 25 FTEs. BeiGene will reimburse third-party costs incurred by the Company as agreed to per the BeiGene Agreement. The Company is also eligible to receive additional upfront payments if BeiGene elects to initiate additional programs and milestone payments upon achievement of certain potential development, regulatory, and sales-based milestones for all programs. The Company is also entitled to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product.
At inception and through June 30, 2022, the license to the Company’s intellectual property and R&D services performed by the Company are combined as a single performance obligation. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligation relative to the total expected inputs. Due to the uncertainty in the achievement of the development and regulatory milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed
at each reporting period.
NovoCodex Biopharmaceuticals Ltd. (NovoCodex)
In October 2019, the Company entered into a
co-development
and commercialization agreement with NovoCodex, a majority owned company of ZMC, to develop and commercialize Ambrx’s internally developed site-specific ADCs (the NovoCodex Agreement), and received an upfront, non-refundable,
and
non-creditable
payment of $2.0 million. The license to the Company’s intellectual property and R&D services performed by the Company until the initial manufacturing run or technology transfer are combined as a single performance obligation. R&D services performed after the initial manufacturing run or technology transfer are considered to represent a separate performance obligation. NovoCodex may terminate the NovoCodex Agreement upon six months’ written notice. The Company or NovoCodex may terminate the NovoCodex Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the NovoCodex Agreement for cause due to NovoCodex’s failure to use commercially reasonable efforts in the development and commercialization of products.
Under the terms of the NovoCodex Agreement, NovoCodex is responsible for developing and commercializing ARX305 in China while Ambrx is responsible for developing and commercializing ARX305 outside of China. NovoCodex will fund global development activities through the end of Phase 1 clinical trials. The Company is eligible to receive payments for R&D services for a minimum of one FTE based on the annual rate defined in the agreement. The Company is eligible to receive milestone payments upon achievement of certain clinical development milestone. The Company is also eligible to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product. NovoCodex is also eligible to share in a portion of ARX305 product sales outside of China. In the event the Company transfers or licenses the Phase 1 clinical data to a third party, NovoCodex is entitled to royalties on aggregate net sales of ARX305 outside of China.
At inception and through June 30, 2022, the Company has identified two performance obligations for all promises under the NovoCodex Agreement. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligations relative to the total expected inputs. Due to the uncertainty in the achievement of the development milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed
at each reporting period.
Sino Biopharmaceutical Co., Ltd. (Sino Biopharma)
In January 2020, the Company entered into a
co-development
and license agreement with Sino Biopharma pursuant to which the Company (i) assigned to Sino Biopharma existing and future patent rights in the People’s Republic of China ((inclusive of Hong Kong, Macau and Taiwan) the Sino Territory) to ARX822 and ARX102 (each a preclinical compound) and (ii) granted exclusive rights and licenses in the Sino Territory to develop and manufacture ARX822 and ARX102 (the Sino Agreement). Sino Biopharma is solely responsible, at its own expense, for marketing, selling, offering for sale, distributing, promoting and otherwise commercializing the products in the Sino Territory. Sino Biopharma shall use commercially reasonable efforts to obtain regulatory approval for and commercialize each product. Sino Biopharma may terminate the Sino Agreement upon six months’ written notice.
Under the terms of Sino Agreement, the Company received an upfront payment of $10.0 million, which was initially subject to refund by the Company to Sino Biopharma for nonperformance; however, as of December 31, 2020, the upfront payment is no longer subject to refund. Sino Biopharma is solely responsible for costs associated with the IND enabling activities and for providing the Company with study drug for up to 100 patients enrolled in a Phase 1 clinical trial for each ARX822 and ARX102, if any. The Company is also eligible to receive milestone payments upon achievement of certain potential development and regulatory milestones for each program. The Company is also entitled to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product. With respect to each licensed product, the royalty term will terminate 12 years after the first commercial sale of such licensed product in the PRC.

At inception and through June 30, 2022, the Company has identified one performance obligation per each preclinical compound for all promises under the agreement. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligations relative to the total expected inputs. Due to the uncertainty in the achievement of the development and regulatory milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed
at each reporting period.
Under the Sino Agreement, Sino Biopharma is solely responsible for providing the Company with study drug for the treatment of up to 100 patients, if any, enrolled in a Phase 1 clinical trial for each ARX822 and ARX102, which the Company considers to be noncash consideration. At inception of the agreement, the Company estimated the fair value of noncash consideration. Subsequent changes in the fair value of the noncash consideration, other than those attributable to a change in the form of the noncash consideration, are considered variable consideration and are included in the transaction price. Noncash consideration will be added to in the transaction price to the extent a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the noncash consideration is subsequently resolved. Receipt of the study drug is not considered probable of being achieved until enrollment of either or both Phase 1 clinical trials for ARX822 and ARX102 commences. Any such adjustments are recorded on a cumulative catch-up
basis in the period of adjustment. As of June 30, 2022, the noncash consideration has not been included in the transaction price.
Contract Balances (in thousands):

	January 1, 2021	December 31, 2021	June 30, 2022
Receivables, included in accounts receivable, net	$428	$1,239	$1,466
Contract assets, included in prepaid expenses and other current assets	98	149	—
Contract liabilities included in deferred revenue, current and deferred revenue net of current portion	9,731	5,648	4,246
During the six months ended June 30, 2022 and 2021, the Company did not recognize revenue from performance obligations satisfied (or partially satisfied) in previous periods. Contract assets (amounts unbilled) at the end of the reporting period, if any, are transferred to accounts receivables, net when the rights of receipt become unconditional.
The following table summarizes unrecognized contract liabilities (remaining performance obligations) to be satisfied over the next one to three years, which are primarily related to (i) the combined performance obligation for the transfer of Company’s license and R&D services and (ii) conducting R&D activities which are a separate performance obligation in the Company’s contracts pursuant to research plans under the agreements (in thousands):

	June 30, 2022	December 31, 2021

Beginning balance	$5,648	$9,731
Upfront fees:
License fees	—	—
Recognized as revenue:
License fees	(1,298)	(3,548)
Reimbursements	(104)	(535)

Ending balance	$4,246	$5,648

11.	Share-Based Compensation
No options were exercised during the six months ended June 30, 2022 and 2021.
On June 17, 2021, upon the closing of the Company’s IPO, vesting of options to purchase 7.7 million ordinary shares became fully vested under the original vesting terms, which resulted in $6.4 million share-based compensation expense being recognized in the Company’s condensed consolidated statements of operations and comprehensive loss during the six-month
period ended June 30, 2021.
The following tables summarizes option activity for the six months ended June 30, 2022:

	Total Options	Weighted- Average Exercise Price-

Balance at January 1, 2022	34,200,976	$1.43
Granted	10,722,923	$0.62
Cancelled	(5,094,068)	$1.30
Exercised	—	—

Balance at June 30, 2022	39,829,831	$1.23

The Company recorded share-based compensation expense as follows (in thousands):

	Six Months Ended June 30,
	2022	2021

Research and development	$2,222	$6,965
General and administrative	1,307	1,997

Total	$3,529	$8,962

12.	Related Party Transactions
In the ordinary course of business, the Company has related party transactions with affiliates of a noncontrolling shareholder.
The following table presents the Company’s activities with affiliates of the noncontrolling shareholders (in thousands):

	June 30, 2022	December 31, 2021

Balances:
Prepaid R&D expenses	$122	$55
Accounts payable	147	167
Accrued liabilities	472	250

	Six Months Ended June 30,
	2022	2021

Year-to-date activity:
Amounts paid	$269	$127
R&D expenses recognized	469	83